

INTERGRAPH

PRESS RELEASE

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:
Reid French
EVP, Corporate Development
1.256.730.2602
reid.french@intergraph.com

Intergraph Reports Second Quarter 2004 Results

Operating Margins in Q2 Improve to Approximately 7% and Company Announces Repurchase of 3.8 Million Shares in Accelerated Stock Buyback

HUNTSVILLE, Ala., July 28, 2004 -- Intergraph Corporation (NASDAQ: INGR), a leading global provider of software and services for the management and visual representation of complex information, today announced financial results for its second quarter ended June 30, 2004. Revenue for the quarter was $138.4 million, an increase of 8.6% from $127.3 million reported in the second quarter of 2003. For the six months ended June 30, 2004, revenue was $271.3 million, an increase of 9.4% from $247.9 million reported in the same period of 2003.

Operating income for the quarter was $9.5 million, or 6.9% of revenue, compared to $2.9 million, or 2.2% of revenue, reported in the second quarter of 2003. For the six months ended June 30, 2004, operating income was $17.7 million, or 6.5% of revenue, compared to $7.1 million, or 2.9% of revenue, reported in the same period of 2003. The Company recorded a restructuring charge of $0.8 million in the first quarter of 2004. Operating income for the first six months of 2004, excluding the restructuring charge, was $18.5 million, or 6.8% of revenue. The Company believes a separate disclosure of restructuring expenses provides a more comparative view of the current and prior period results of operations and, therefore, is useful information in evaluating the Company’s financial results.

“We are pleased with our second quarter financial results of both top-line growth and bottom-line performance,” said Halsey Wise, Intergraph President & CEO. “Guided by our three-phase plan to improve our operational performance (NOW-NEXT-AFTER NEXT), we made significant progress in the first half of the year as we grew revenue in all four business units and improved our overall operating margin to approximately seven percent in Q2. I attribute our progress to the people of Intergraph, their support of our mission and strong execution throughout the quarter.”

“Additionally, I am pleased to announce that earlier today we repurchased 3.8 million shares through an Accelerated Stock Buyback (ASB) pursuant to our existing share repurchase program,” Wise added. “As we

evaluated our potential uses of cash, we determined that such a share repurchase is a responsible and prudent use of cash. Post-buyback, Intergraph will continue to be debt free and have a strong balance sheet to finance continued innovation and growth. The ASB is in addition to the 250,000 shares the Company repurchased during the second quarter in the open market. Since late 2001, after giving effect to the ASB, Intergraph has repurchased over 20 million shares of common stock for approximately $485 million. We believe such actions are evidence that Intergraph's Board and management team understand our responsibility to deploy capital in value-enhancing ways."

Net income for the quarter was $15.2 million, or $0.40 per share (diluted), compared to $0.8 million, or $0.02 per share (diluted), in the second quarter of 2003. For the six months ended June 30, 2004, net income was $151.2 million, or $3.98 per share (diluted), compared to $8.9 million, or $0.18 per share (diluted), reported in the same period of 2003. Net income for the first six months of 2004 includes $211.0 million of pre-tax intellectual property income, net of all fees and expenses.

| (dollars in millions) | | | | Six Months | | Financial |
| | Quarterly Results | | | Ended June 30, | | Guidance |
	Q2 2004	Q1 2004	Q2 2003	2004	2003	Q3 2004 [a]
Revenue	$138.4	$133.0	$127.3	$271.3	$247.9	$133.2
Year-over-year growth	8.6%	10.3%	3.9%	9.4%	0.9%	(0.3%)
Operating income - before restructuring	$9.5	$9.0	$2.9	$18.5	$7.1	$5.8
Operating margin - before restructuring	6.9%	6.8%	2.2%	6.8%	2.9%	4.3%
Restructuring charges	-	$0.8	-	$0.8	-	-
Operating income	$9.5	$8.2	$2.9	$17.7	$7.1	$5.8
Operating margin	6.9%	6.2%	2.2%	6.5%	2.9%	4.3%
Net income [b]	$15.2	$136.0	$0.8	$151.2	$8.9	
Diluted earnings per share [b]	$0.40	$3.59	$0.02	$3.98	$0.18	

[a] Forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

[b] Includes intellectual property settlements.

Commenting on the financial results, Wise said, "The improvement in operating performance for the second quarter and first half of the year illustrates our progress toward our goal of operating margins in the range of eight to twelve percent over time. I believe we are realizing the benefits from our renewed customer-focused orientation and our restructuring actions taken in late 2003 and early 2004, but there is still a lot of work to be done if we are to achieve our goals."

"In addition, we are excited to announce the completion of the Company's first strategic plan in several years, which will provide the foundation for our growth strategy," Wise added. "I expect the strategic plan to play an integral role as we pursue a more focused approach to growing our business by leveraging our existing assets and capabilities, exiting non-core businesses, capitalizing on attractive market opportunities and making prudent investments in new products and acquisitions."

"Also, the Board has hired an executive recruiting firm to lead a Board director search. We believe this is another positive step that is consistent with our commitment to sound corporate governance, which was highlighted by the recent Institutional Shareholder Services (ISS) Corporate Governance Quotient of 99.1 relative to the Russell 3000 Index."

The Company believes that providing the operating performance of each of its four core business units is useful to investors. The following tables summarize the results of the business units for the second quarter and the six months ended June 30, 2004.

(dollars in millions)	Quarter Ended June 30, 2004					
	IMGS	PPM	ISG	IPS	Corporate & Eliminations	Total Intergraph
Revenue	$54.9	$35.6	$31.5	$17.7	($1.3)	$138.4
Year-over-year growth	*13.0%*	*8.8%*	*4.8%*	*5.1%*		*8.6%*
Operating income	$2.5	$5.8	$4.7	$2.8	($6.2)	$9.5
Operating margin	*4.6%*	*16.2%*	*14.8%*	*15.5%*		*6.9%*

(dollars in millions)	Six Months Ended June 30, 2004					
	IMGS	PPM	ISG	IPS	Corporate & Eliminations	Total Intergraph
Revenue	$106.9	$69.3	$61.6	$34.6	($1.1)	$271.3
Year-over-year growth	*12.1%*	*9.6%*	*7.1%*	*3.8%*		*9.4%*
Operating income - before restructuring	$6.2	$9.9	$8.5	$4.8	($10.9)	$18.5
Operating margin - before restructuring	*5.8%*	*14.3%*	*13.8%*	*14.0%*		*6.8%*
Restructuring charges	-	$0.8	-	-	-	$0.8
Operating income	$6.2	$9.1	$8.5	$4.8	($10.9)	$17.7
Operating margin	*5.8%*	*13.1%*	*13.8%*	*14.0%*		*6.5%*

Second Quarter Financial Performance

Revenue for the quarter was $138.4 million, an increase of 8.6% from the second quarter of the prior year and 4.1% over the first quarter of 2004. The second quarter sequential revenue increase occurred across all business units. Gross margins for the quarter were 50.6%, compared to 48.4% in the second quarter of the prior year and 50.5% in the first quarter of 2004. The improvement in gross margins from the second quarter of 2003 was due to better cost controls in our professional services projects and higher software content in our maintenance contracts.

Operating income for the quarter was $9.5 million, compared to $2.9 million in the second quarter of the prior year and $8.2 million in the first quarter of 2004. Excluding restructuring charges, operating income was $9.0 million in the first quarter of 2004. The sequential increase of $0.5 million in operating income before restructuring was due to higher revenue partially offset by higher operating expenses, primarily in sales and marketing. Operating margins were 6.9% in the second quarter, compared to 2.2% in the second quarter of the prior year and 6.2% in the first quarter of 2004.

Total Other Income (Expense), net for the quarter was income of $8.5 million, which is primarily composed of $8.0 million pre-tax intellectual property income, net. Income Tax Expense for the quarter was $2.9 million, which included a reduction in the expected tax rate for the year and a favorable settlement of a tax audit. Net income for the quarter was $15.2 million, compared to $0.8 million in the second quarter of the prior year and $136.0 million in the first quarter of 2004.

Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on the Company's results of operations. The Company estimates that the weakening of the U.S. dollar in its international markets, primarily in Europe, positively impacted revenue by approximately 2.4%, negatively impacted operating expenses by approximately 2.3% and improved its quarterly operating results by approximately $0.01 per share (diluted) in comparison to the second quarter of 2003. In contrast, the Company estimates the strengthening of the U.S. dollar in the second quarter of 2004 as compared with the first quarter of 2004 negatively impacted revenue by approximately 1.4%, positively impacted operating expenses by approximately 1.3%, and reduced its quarterly operating results by approximately $0.01 per share (diluted).

The Company's Balance Sheet reflects a cash balance of $354.6 million and no debt as of June 30, 2004. The cash balance increased $104.1 million from $250.5 million at March 31, 2004, due primarily to collections of intellectual property-related settlements offset by payments for legal fees and other intellectual property-related expenses, tax payments and stock repurchases.

Second Quarter Business Highlights

– Process, Power & Marine (PPM) signed Air Products and Chemicals Inc. to a multi-year contract that globally standardizes the firm on PPM's engineering software (including SmartPlant 3D, SmartPlant Foundation, SmartPlant P&ID, INtools and MARIAN), further validating Intergraph's integration and engineering enterprise platform strategy.

– Process, Power & Marine completed the acquisition of CadView B.V., located in the Benelux region, on June 29 to improve its regional distribution channel in this market. The acquisition is expected to generate $1 million of incremental revenue on an annual basis.

– Intergraph Mapping and Geospatial Solutions (IMGS) held its GeoSpatial World 2004 international management and training conference in May with record attendance from 56 countries and 39 states.

–   Intergraph Solutions Group (ISG) was awarded the NAVSEA II (Naval Sea Systems Command) contract enabling the Department of Defense to order up to $45 million worth of products, services and maintenance during the next five years. The contract's ordering period is through September 30, 2004, with four option year extensions. ISG received orders for $2 million under the contract in the second quarter.

–   Intergraph Public Safety (IPS) second quarter customer wins included Scottsdale, Arizona, Polk County (Des Moines), Iowa, Northern Constabulary, Scotland and SOS Zurich, Switzerland, increasing the number of lives protected by IPS solutions by approximately seven million people.

Share Repurchase Update

On July 28, 2004, the Company repurchased 3,797,949 shares from Goldman, Sachs & Co. in a private transaction in connection with an Accelerated Stock Buyback (ASB). No trading activity has occurred in the public market related to this transaction prior to the issuance of this press release. The shares were repurchased for an upfront payment of $100 million or $26.33 per share, subject to a market price adjustment provision based on the volume weighted market trading price over the next nine months. Separately, during the second quarter the Company repurchased 250,000 shares of its common stock through transactions on the open market for approximately $6.4 million. As a result, giving effect to the ASB, the Company has approximately $28 million remaining (subject to any accelerated buyback adjustments) under its $250 million open market repurchase program. In total, the Company has repurchased more than 20 million shares for approximately $485 million since late 2001.

Business Unit Performance

Intergraph Mapping and Geospatial Solutions (IMGS):

(dollars in millions)				Six Months Ended June 30,		Financial Guidance	Ending Backlog
	Quarterly Results						
	Q2 2004	**Q1 2004**	**Q2 2003**	**2004**	**2003**	**Q3 2004 [a]**	
Revenue	$54.9	$52.0	$48.5	$106.9	$95.3	$54.0	$77.0
Year-over-year growth	*13.0%*	*11.2%*	*4.3%*	*12.1%*	*2.7%*	*(0.9%)*	
Operating income (loss)	$2.5	$3.7	($1.2)	$6.2	($1.0)	$3.1	
Operating margin	*4.6%*	*7.0%*	*(2.5%)*	*5.8%*	*(1.1%)*	*5.7%*	

[a] Forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

IMGS revenue for the quarter was $54.9 million, an increase of 13.0% from the second quarter of the prior year and a sequential increase of 5.5% from the first quarter. Both the year-over-year and the sequential period revenue growth were primarily driven by the delivery of products associated with a large international mapping customer. Operating income for the quarter was $2.5 million, compared to an operating loss of ($1.2) million in the second quarter of the prior year and operating income of $3.7 million in the first quarter. The increase in operating income from the prior year period was the result of higher revenue in the current quarter and a hardware inventory write-off in the second quarter of 2003. The lower operating income from the previous quarter was primarily the result of higher sales and marketing expenses associated with the IMGS annual international user conference, which drew record attendance, and lower gross margins from higher third-party product content in the overall revenue mix. IMGS exited the second quarter with $77.0 million in backlog.

Process, Power & Marine (PPM):

(dollars in millions)		Quarterly Results		Six Months Ended June 30,		Financial Guidance
	Q2 2004	Q1 2004	Q2 2003	2004	2003	Q3 2004 [a]
Revenue	$35.6	$33.7	$32.7	$69.3	$63.2	$34.0
Year-over-year growth	*8.8%*	*10.5%*	*5.8%*	*9.6%*	*5.2%*	*1.2%*
Operating income - before restructuring	$5.8	$4.1	$4.3	$9.9	$8.5	$4.0
Operating margin - before restructuring	*16.2%*	*12.3%*	*13.2%*	*14.3%*	*13.4%*	*11.8%*
Restructuring charges	-	$0.8	-	$0.8	-	-
Operating income	$5.8	$3.3	$4.3	$9.1	$8.5	$4.0
Operating margin	*16.2%*	*9.8%*	*13.2%*	*13.1%*	*13.4%*	*11.8%*

[a] Forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

PPM revenue for the quarter was $35.6 million, an increase of 8.8% from the second quarter of the prior year and a 5.4% sequential increase from the first quarter. The revenue growth over the second quarter of last year was primarily due to increasing maintenance and service revenues on new products and maintenance on shipbuilding products from a contract signed in April 2003. Operating income was $5.8 million, or 16.2% of revenue, compared to $4.3 million, or 13.2% of revenue, in the second quarter of the prior year and $3.3 million, or 9.8% of revenue, from the first quarter, which included a restructuring charge of $0.8 million. The increase in operating income from the same quarter last year is due to higher revenues mentioned above, which were partially offset by higher operating expenses, primarily in sales and marketing. The sequential increase in operating income of $2.5 million over the first quarter was due to higher software revenues and a restructuring charge taken in the first quarter of 2004.

Intergraph Solutions Group (ISG):

(dollars in millions)		Quarterly Results		Six Months Ended June 30,		Financial Guidance	Ending Backlog
	Q2 2004	Q1 2004	Q2 2003	2004	2003	Q3 2004 [a]	
Revenue	$31.5	$30.1	$30.1	$61.6	$57.6	$28.2	$56.9
Year-over-year growth	*4.8%*	*9.5%*	*(1.5%)*	*7.1%*	*(13.3%)*	*(7.3%)*	
Operating income	$4.7	$3.8	$2.8	$8.5	$4.0	$2.7	
Operating margin	*14.8%*	*12.7%*	*9.5%*	*13.8%*	*6.9%*	*9.4%*	

[a] Forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

ISG revenue for the quarter was $31.5 million, an increase of 4.8% from both the second quarter of last year and the first quarter of 2004. The year-over-year revenue growth was due to a 17% increase in ISG's services business, which offset lower product sales and the expected expiration of legacy hardware maintenance contracts. The sequential revenue increase was due to the delivery of products associated with a large international mapping customer. Operating income for the quarter was $4.7 million, compared to $2.8 million in the second quarter last year and $3.8 million in the first quarter of 2004. The increase in operating income from the first quarter was due to a higher mix of Intergraph products as compared to third-party products and a slight reduction in overhead expenses. This was partially offset by an increase in sales and marketing costs associated with the Company's Homeland Security and Force Protection business. Total systems and services backlog declined from $61.9 million to $56.9 million during the second quarter, reflecting continued performance on federal government contracts that are cyclically funded.

Intergraph Public Safety (IPS):

(dollars in millions)		Quarterly Results		Six Months Ended June 30,		Financial Guidance	Ending Backlog
	Q2 2004	Q1 2004	Q2 2003	2004	2003	Q3 2004 [a]	
Revenue	$17.7	$16.9	$16.9	$34.6	$33.4	$17.5	$33.0
Year-over-year growth	*5.1%*	*2.5%*	*(5.0%)*	*3.8%*	*5.5%*	*5.3%*	
Operating income	$2.8	$2.1	$3.6	$4.8	$7.0	$2.0	
Operating margin	*15.5%*	*12.4%*	*21.1%*	*14.0%*	*21.1%*	*11.4%*	

[a] Forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

IPS revenue for the quarter was $17.7 million, an increase of 5.1% from the second quarter of 2003 and 4.6% from the first quarter of this year. Operating income was $2.8 million, compared to $3.6 million in the second quarter of the prior year and $2.1 million from the first quarter of 2004. The decline in operating income from the same quarter last year is primarily due to higher sales and marketing expenses relating to the Company's efforts to grow orders. To seek additional business, IPS has added sales, implementation and R&D resources that have increased costs. The increase in operating income from the first quarter of this year is due to higher revenue and gross margins as a result of final acceptance on a countrywide system for the Belgian National Police. Orders for the quarter were $8.1 million, which was 54% below the second quarter last year and 39% lower than the first quarter of 2004. The delay in orders resulted in a decline in backlog from $37.5 million at March 31, 2004 to $33.0 million at June 30, 2004.

Intellectual Property

The Company possesses an intellectual property (IP) portfolio, which it defends through ongoing licensing and litigation. All income and expenses associated with the IP portfolio, including legal expenses, are classified and reported in the Other Income (Expense), net section of the income statement.

Intel PIC Litigation: On July 29, 2001, the Company filed a patent infringement case against Intel on the Company's parallel instruction computing (PIC) patents, in the U.S. District Court for the Eastern District of Texas. On March 29, 2004, the parties agreed to settle their litigation, wherein Intel agreed to pay $125 million on April 5, 2004 and an additional $100 million in four quarterly installments. Additionally, the settlement provided that Dell would obtain certain licenses to the Company's Clipper system patents and be dismissed from the Company's OEM Clipper litigation.

OEM Clipper Litigation: On December 16, 2002, the Company filed a patent infringement action on the Company's Clipper system patents against Dell, Gateway and Hewlett-Packard/Compaq (HP) in the U.S. District Court for the Eastern District of Texas. The Clipper system patents relate to memory management technology.

On May 10, 2004, the Company reached a settlement with Gateway, wherein Gateway agreed to pay $5 million within 10 days of the settlement and an additional $2.5 million on July 1 and October 1, 2004. The initial $5 million payment and the July 1 payment of $2.5 million were timely received. Gateway also agreed to make future royalty payments of $1.25 per unit for certain U.S. sales of Gateway and eMachines computer systems through February 2009. As a result, Gateway obtained a Clipper license for itself and eMachines through February 2009.

HP is the only remaining defendant in the Company's OEM Clipper case and has asserted various defenses, motions, counterclaims and countersuits against the Company. On May 28, 2003, HP filed a patent countersuit against the Company in the Northern District of California, which asserted four patents against a variety of Intergraph products, including SmartPlant 3D, IntelliShip, SmartPlant, SmartSketch®, I/Mobile TC and IntelliWhere™. On April 1, 2004, HP filed a patent countersuit against the Company in Mannheim, Germany, accusing the Company's SmartPlant 3D products of infringing two foreign patents. On April 19, 2004, HP filed three separate patent cases against the Company, in Delaware and in the Eastern District of Texas. The Delaware action accuses the Company's Z/I Imaging digital mapping camera of patent infringement. The HP Texas case accuses the Company's SmartPlant 3D, IntelliShip, SmartPlant Offshore and SmartSketch products of infringing a computer-aided design software patent. HP also filed an action to invalidate the Company's German Clipper patents. The Company plans to vigorously defend against HP's countersuits.

On May 7, 2004, the trial Court conducted its Markman hearing and issued its Markman order on July 1, 2004. Thereafter, on July 13, 2004, the Court issued a new scheduling order setting jury selection for February 7 and the trial for February 21, 2005.

On May 7, 2004, the Company's IP division filed a second patent infringement suit against HP, accusing HP of infringing the Company's High Availability "Super Server" patent (U.S. Patent 6,374,329 B1). The SuperServer patent pertains to clustering of large numbers of processors in server systems. The Company has requested an injunction to stop HP from selling infringing server systems. HP has asserted a number of affirmative defenses and patent counterclaims. A scheduling conference is set for August 10, 2004.

Advanced Micro Devices (AMD) Litigation: On January 15, 2004, AMD filed a Declaratory Judgment Act (DJA) patent action in the Northern District of California, asserting that the Company's family of "Clipper" patents were either invalid or not infringed by AMD. On April 9, 2004, AMD agreed to settle its lawsuit and to take a license to the Company's Clipper patents. AMD agreed to pay the Company $10 million on May 7, 2004 and to make additional cash payments equal to 2% of the AMD Computation Product Group's pre-tax operating profits, if any, from 2005 through 2007 (subject to a limit of $5 million per year).

Further information on the Company's IP licensing and litigation activities is available on the Company's Web site at www.intergraph.com/ip/.

Conference Call and Webcast

Intergraph will provide an online, real-time Webcast and rebroadcast of the second quarter conference call to be held Thursday, July 29, 2004, at 11:00 a.m. (Eastern time). The live broadcast will be available online at www.intergraph.com/investors. Listeners will be asked to pre-register and should plan to visit this Web page a few minutes before the broadcast begins. The replay will be available shortly after the conference call ends and is expected to remain available online until July 29, 2005. In addition, the replay can be heard by telephone any time before the close of business on August 29, 2004. Call 1-800-925-0264 and refer to reservation #5370723.

About Intergraph

Intergraph is a leading global provider of software and services for the management and visual representation of complex information. Our commitment to the customers and markets we serve, history of innovation and proven solutions span 35 years. Governments and businesses in over 100 countries around the world rely on our technology and services to support better and faster operational decisions. Intergraph's stock trades on the NASDAQ stock market under the symbol INGR, and the Company can be found on the Web at www.intergraph.com.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, the business outlook of Intergraph Corporation (the "Company"), financial guidance, including any projections about revenues, operating income levels, margins, and market conditions and their anticipated impact on the Company and its vertical business segments; expectations regarding Intergraph's various ongoing litigation proceedings; expectations regarding future results and cash flows; information regarding the development, timing of introduction, and performance of new products; the Company's ability to win new orders and any statements of the plans, strategies, expectations and objectives of management for future operations. These forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially and adversely from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, potential adverse outcomes or rulings in our ongoing efforts to protect our intellectual property, including the Company's claims against Hewlett-Packard Co.™ or their countersuits against the Company, and other ongoing and potential litigation and patent enforcement efforts, the ability, timing, and costs (including the calculation of success and other fees) to enforce and protect the Company's intellectual property rights; potential adverse outcomes in our efforts to improve our operating performance (including uncertainties with respect to the timing and magnitude of any expected improvements); material changes with respect to our business, litigation prospects, or the securities markets (including the market for Intergraph common stock and any adjustment relating to the Accelerated Stock Buyback); risks associated with doing business internationally (including foreign currency fluctuations); worldwide political and economic conditions and changes; the ability to attract or retain key personnel; increased competition; rapid technological change; unanticipated changes in customer requirements; the ability to access the technology necessary to compete in the markets served; risks associated with various ongoing litigation proceedings; and other risks detailed in our press releases or in our annual, quarterly, or other filings with the Securities and Exchange Commission.

Intergraph, the Intergraph logo, IntelliShip, IntelliWhere, INtools, MARIAN, SmartPlant, SmartSketch, and Z/I Imaging are registered trademarks of Intergraph Corporation. Other brands and product names are trademarks of their respective owners.

Intergraph Corporation

Consolidated Balance Sheets (Unaudited)

(dollars in thousands)

	June 30, 2004	December 31, 2003
Assets:		
Cash and cash equivalents	$354,616	$265,782
Accounts receivable, net	141,485	150,927
Inventories, net	17,592	15,443
Other current assets	133,666	37,673
Total current assets	647,359	469,825
Investments in affiliates	9,499	9,499
Capitalized software development costs, net	28,249	29,520
Other assets, net	11,379	12,500
Property, plant and equipment, net	51,535	51,099
Total Assets	$748,021	$572,443
Liabilities and Shareholders' Equity:		
Trade accounts payable	$17,859	$23,052
Accrued compensation	34,487	38,781
Other accrued expenses	42,030	40,855
Billings in excess of sales	51,108	48,711
Income taxes payable	61,455	27,177
Total current liabilities	206,939	178,576
Deferred income taxes and other noncurrent liabilities	12,675	14,013
Total shareholders' equity	528,407	379,854
Total Liabilities and Shareholders' Equity	$748,021	$572,443

Intergraph Corporation

Consolidated Statements of Operations (Unaudited)

(amounts in thousands, except per share data)

	Quarter Ended June 30,		Six Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Revenue:				
Systems	$71,981	$72,819	$142,360	$143,225
Maintenance	34,589	34,053	67,592	64,110
Services	31,787	20,475	61,374	40,565
Total revenue	138,357	127,347	271,326	247,900
Cost of Revenue:				
Systems	35,893	37,917	70,240	74,377
Maintenance	10,578	12,779	21,062	25,075
Services	21,943	15,066	42,970	30,262
Total cost of revenue	68,414	65,762	134,272	129,714
Gross Profit	69,943	61,585	137,054	118,186
Operating Expenses:				
Product development	14,483	14,605	29,047	26,477
Sales and marketing	28,194	25,612	54,275	50,289
General and administrative	17,746	18,509	35,207	34,326
Restructuring charges	-	-	826	-
Total operating expenses	60,423	58,726	119,355	111,092
Operating income	9,520	2,859	17,699	7,094
Other Income (Expense):				
Intellectual property income (expense), net	7,981	(4,335)	211,041	995
Gains on sales of assets	-	(65)	-	1,155
Interest income	1,068	1,676	1,949	3,599
Other income (expense), net	(504)	(326)	568	(369)
Total other income (expense)	8,545	(3,050)	213,558	5,380
Income before income taxes	18,065	(191)	231,257	12,474
Income tax benefit (expense)	(2,900)	985	(80,100)	(3,565)
Net income	$15,165	$794	$151,157	$8,909
Earnings Per Share:				
Basic	$0.41	$0.02	$4.15	$0.19
Diluted	$0.40	$0.02	$3.98	$0.18
Weighted Average Shares Outstanding:				
Basic	36,588	46,275	36,428	46,238
Diluted	38,130	48,404	37,988	48,412
Systems orders	70,300	87,300	143,300	174,300
Services orders	21,100	21,500	64,400	38,700